MEMORANDUM OF UNDERSTANDING

THIS MEMORANDUM OF UNDERSTANDING ("IVIOU") is entered into  this  L,qbday of July 2016 by and among ViVA Compliance Technologies Uganda (VCT Uganda} Limited,a limited liability company organized under the laws of the Republic of Uganda,("VCT"},  ViVA Consulting Group, Limited.,a company organized under the laws of the British Virgin Islands {"ViVA Holdings", and together  with VCT, "ViVA"),and World Compliance Technologies DMCC,a company organized under the laws of the United  Arab Emirates {"WCT"; each of VCT, ViVA Holdings and WCT is referred  to individually as a "Party" and collectively  as the "Parties").

RECITALS

WHEREAS, ViVA Holdings is an international development company focused on privately financed projects as well as public private  partnerships for various systems, including on-line compliance and ID assurance systems for government, quasi-government, and public agencies;

WHEREAS,WCT is a technology solutions company that provides,among other things, bespoke and turnkey on-line  compliance,ID assurance, and biometrics solutions  and its technology solution sets include land registration and transaction management systems,e-gate systems and e-passport systems and related operations  and maintenance services;

WHEREAS, WCT and ViVA collaborated in 2015 and 2016 to secure the award of a contract  from the Buganda Land Board of the Kingdom of Buganda ("Buganda  Land Board") for purposes of providing and operating an electronic registration and validation system as it relates to title to land on His Majesty the Kabaka of Buganda's land (the "BLB Project");

WHEREAS,in connection  with the process of submission of the proposal to secure the BLB Project,the Parties verbally agreed as follows: (1) the Parties would  contribute expertise and resources to market  and seek an award of the BLB Project utilizing VCT,a wholly owned subsidiary of ViVA Holdings,as the primary  contractor, (2) WCT's technology solution set would be the primary  platform for implementing the BLB Project, and (3) if the Parties were successful in sec uring the BLB Project, (a) ViVA's primary role would be the ensure successful funding is available to carry out the BLB Project {the "Financing") and conduct program management activities  related to the BLB Project and (b) WCT would  be responsible  for all technology design, deployment1 operations and maintenance of the BLB Project.

WHEREAS, VCT was awarded a contract  for the BLB Project on January 4, 2016, as evidenced by an agreement  between the Buganda Land Board and VCT (the "BlB  Agreement"};

WHEREAS,each Party has invested considerable time,finances and other resources as it relates to their respective roles for the BlB Project order to secure the BLB Agreement  and otherwise ensure a successful implementation ofthe BLB Agreement in a timely manner;

WHEREAS, while WCT has willingly built  the technology solution at risk, the Parties have not finalized the contract  between  VCT and WCT for provision of technical services nor has ViVA yet secured the necessary funding; and

WHERE.l\S,while WCT and VCT continue to negotiate  and execute the wcr Subcontract (as defined below)  and while ViVA continues to seek necessary funding, ViVA a nd wcr wish to continue to work  together towards  a successful launch of the BLB Project and are entering into this Memorandum of Understanding (MOU) to set forth their mutua l intention regarding their respective rights, obligations a nd duties as they relate to the BLB Agreement.

NOW, THEREFORE,in consideration of the mutual unde rstandings and agreements set forth herein, the Parties hereto  hereby agree as follows:

1)   QpJ r.ations. Each of wcr and the ViVA hereby represent, warrant a nd covenant as follows as it relates to the continued operations (collectively,the "Operations"):
a)  VCT

i)  VCT has completed the  hiring process in order  to retain the services of eight (8) qualified local staff to be trained and to support the BLB Project service centers  in Buganda and  otherwise consistent with the hiring guidelines and job descriptions previously developed by VCT with WCT's input.

ii)   VCT has completed the  hiring process  of a qualified local project manager to be based in Buganda.

iii)  VCT has negotiated and entered into an agreement with 24Media for the  purposes of providing marketing services in support of the  BLB Agreement.
iv)  VCT will keep accounts payable current, including any payment obligations to the vendors set forth in Section l(a)(i)- (iii).

v)   VCT will provide business and operations efforts at a level commersurate with its role  as the prime contractor, in good  workmanlike and professional manner,and otherwise to meet  the  requirements of the BLB as set forth in the BLB Agreement.
b)  WCT

i) WCT has procured adequate equipment (the  "Equipment") in order to operationalize the first  service center under  the  BLB Agreement (the "First Service Center").  WCT vvill consign any such Equipment to ViVA and ViVA will be responsib le to clearing all such Equipment through customs. For the avoidance of doubt, unless and until the Initial Payment (as defined below) is received by WCT, legal title and ownership of all Equipment shalf remain with WCT.

ii)   WCT shall send all personnel on-site necessary to install the  Equipment and successfully test the funct ionality of the First Service Center.
iii)   Following the  delivery and installation of the Equipment, WCT, together with Viva, will conduct non-commercia l soft-launch activities strictly for testing pur poses in order  to confirm the system's ability to go-live on a commercial-basis as contemplated by the BLB Asreement (the "Soft Launch").
iv)  Other  than as set forth herein, WCT shall be under no obligation to (a) proceed with any additional work related to the BLB Agreement or (b) go live on a commercial- basis with the First Service Center  unless and until (i) WCT receives from Viva the

Phase 1.1Milestone payment (the "Initial Payment") as set forth on Exhibit  1 attached hereto {the  "Payment Schedule");and (ii) WCT and VCT have executed and delivered an agreement  related to wcrs provision of technology solutions and services  for the  BLB Project  (the  "Wcr Subcontract"). The Parties  agree that the WCT Subcontract must contain (a) implementation period pricing consistent with the  amounts set forth in Phase 1, Phase 2, and Final Closeout of the Payment Schedule, (b) an implementation period milestone schedule (''Milestone Schedule) that is linked to the Payment Schedule  and as set forth on Exhibit 2, (c) an O&M pricing schedule (the  "O&M  Pricing") covering at least 4 years of services after implementation and including the timing of such payments and any fixed  and variable charges  depending on volume of subscribers and applicants, which will be mutually agreed  upon and set forth in the  WCT Subcontract and (d) a provision providing for WCT's entitlement to share  BLB Project profits with ViVA Holding in a ratio of 25% (WCT) /75% (ViVA Holding), the  parameters (including allowable project cost deductions and allowable WCT contract expenses) of which will  be mutually agreed  upon and  set forth in the  WCT Subcontract.
2)   .YIVAJ?ay meflts tg__W  I

a)  ViVA shall use its best efforts to obtain sufficient funding to provide payment surety to WCT for the scope of work encompassed by the Phase 11 Phase 2, and Final Closeout payments (the  "Implementation Period"). ViVA shall  provide weekly status updates to
WCT on its financing related activities.

b)   If ViVA has not  made the Initial Payment by August 31,  2016  (the  "Initial Payment

Deadline"),  WCT may, within 90 days of the Initial Payment Deadline (the  end of such

90-day period, including any extensions as provided below, the  "Election Date''), notify

ViVA of WCT's intent to either (i) purchase 100% ownership and control of the BLB Project through transfer  of 100% of the equity in VCT to the legal entity chosen by WCT (the  uTransfer and Assignment") or (ii) terminate all work  in support of the BLB Project, including termination of all W CT software and systems applications in support thereof

{the weT Termination"). If WCT does not provide  such notice by the Election Date,  t
I.
0

  ConfidentiaI Final- 7.27.16

WCT shall be deemed to have elected the WCT Termination.  The Election Date may be extended  by mutual consent of both Parties.
3)  Transfer and Assignment. If WCT elects the Transfer  and Assignment as provided above:

a)  WCT and ViVA shall work together  to complete  the Transfer and Assignment within thirty (30) days of the Election Date (such actual date of the Transfer and Assignment being referred  to as the "Transfer and Assignment Date") pursuant to an agreement that would provide comprehensive and customary representations, V.larranties, covenants and  indemnification obligations.
b)  No la ter than such Transfer  and Assignment Date,WCT shall: (i)  pay ViVA an amount equal to (x) one-third of ViVA's reasonably docu mented out of pocket costsl, including direct labor, subcontracts, l egal agreements, and  expenses i ncu rred in securing the BLB Project and implementing the BLB Agreement  ("ViVA Costs"), plus (y) all payments made by ViVA to \VCT toward  the Initial Payment through such Transfer and Assignrnent Date; and  (ii)  provide ViVA wi th a bindi ng and irrevocable commitment ("Commitment") to pay ViVA the remaining  two-thi rds of the ViVA Costs.  Th e sched ule of addit ional payments wou ld be one-th ird at the  end of month three after th e Transfer and Assignm en t Date, and the final one-third at the en d of month six af ter the Transfer and Assignment  Date, If, on such T ransfer and
Assign ment Date, WCT fai ls either  to (A) pay the amounts set forth in (x) and (y) above or (B) p rovide  th e Commitment, Vi VA  vv-i!l be u nd er n o o bligation to complete the Transfe r and Assignment, a nd WCT shall be deemed  to have elected  the WCT Termination. In connection \".rith the Transfer a nd i\ssignment, WCT agrees to pledge the shares ofVCTU to ViVA as collateral until all Transfer and Asstgmnent payments a re made.  If WCT has elected the Transfer a nd Assignment, and the entire

Transfer and Assignment, includ in g all payments  due, bas not  been completed  in

1 f{S of j ul y 31, the total amount of the Transfe and Assign men t Paymentis projected to be $610,00 0 p lus the payment of an y fees  paid to WCT tow